UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 July, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 13 July 2026: Notification of acquisition of beneficial interest in Sasol securities.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

NOTIFICATION OF ACQUISITION OF BENEFICIAL INTEREST IN SASOL SECURITIES

In accordance with section 122(3)(b) of the Companies Act, 71 of 2008, as amended, Regulation 121 of the Companies Regulations, 2011, and paragraph 6.54 of the JSE Listings Requirements, shareholders are advised that Sasol Limited has received formal notification from Public Investment Corporation SOC Limited ("PIC") that it has acquired a beneficial interest in Sasol ordinary shares.

Following the acquisition, the PIC now holds 20.189% of the total issued ordinary share capital of the Company, being an increase from the 15.049% previously held by the PIC.

Sasol will take the actions required to file the relevant notification with the Takeover Regulation Panel and the Companies and Intellectual Property Commission, as required in terms of sections 122(3)(a) and 122(3A) of the Companies Act.

13 July 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 July 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary